UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HELIOS AND MATHESON ANALYTICS INC.

(Name of Issuer)

Common Stock

(Title of Securities)

42327L200

(CUSIP Number)

Theodore Farnsworth

c/o Helios and Matheson Analytics Inc.

The Empire State Building

350 5th Avenue, Suite 7520

New York, New York 10118

(212) 979-8228

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42327L200

1.	Names of Reporting Persons Theodore Farnsworth
IRS Identification Nos. of Above Persons (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
2,490,000
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
2,490,000
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,490,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
22.4% (1)
14.	Type of Reporting Person (See Instructions)
IN

(1) Based on 11,125,442 shares of common stock outstanding as of November 13, 2017 as reported to the Company by the Company’s stock transfer agent, and including 500,000 shares of common stock that the Company may issue to the reporting person within 60 days.

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Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to the statement on Schedule 13D is being filed by the reporting person and amends the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2016, as previously amended by Amendment No. 1 filed on January 26, 2017 (as amended, the “Original Filing”), and relates to the shares of common stock, par value $0.01 per share, of Helios and Matheson Analytics Inc. (the “Company”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended and supplemented as follows:

The reporting person may acquire 500,000 shares of the Company’s common stock as compensation for extraordinary services provided to the Company in connection with the Company’s pending acquisition of a majority stake in MoviePass Inc. (the “MoviePass Transaction”). The shares will be issued upon the completion of the MoviePass Transaction, which may occur within 60 days from the date of this Schedule 13D/A. The grant was approved by the Company’s Board of Directors on August 10, 2017 and by the Company’s stockholders on October 27, 2017.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated as follows:

Potential Issuance of Shares of Common Stock.

Assuming the MoviePass Transaction is completed and 500,000 shares of common stock are issued to the reporting person, the reporting person will own 2,490,000 shares of the Company’s common stock, representing approximately 22.4% of the shares of common stock outstanding, based on a report from the Company’s transfer agent dated November 13, 2017. The reporting person will have sole voting and dispositive power over the common stock. The reporting person has not effected any transaction in the Company’s common stock during the last 60 days.

Dilution of Percentage Ownership

On February 8, 2017 and August 16, 2017 the Company issued Senior Secured Convertible Promissory Notes to an institutional investor, on September 20, 2017 the Company issued a Senior Convertible Note in the principal amount of $697,000 to the institutional investor and on October 13, 2017 the Company issued a Senior Secured Convertible Promissory Note (the “$300,000 Note”) to the institutional investor in the principal amount of $300,000 (collectively, the Senior Secured Convertible Promissory Notes, the Senior Convertible Note and the $300,000 Note are referred to as the “Notes”). On October 23, 2017 the Company also agreed with the institutional investor to exchange, for shares of its common stock, the $300,000 Note and to grant to the institutional investor rights (the “Rights”) to acquire additional shares of the Company’s common stock. As a result of conversions of principal and interest made by the institutional investor  after January 22, 2017, the date of the event that required the reporting person to file Amendment No. 1 to this Schedule 13D, pursuant to the terms of the Notes and the exercise by the institutional investor of the Rights, the percentage ownership of the reporting person has been diluted from 31.48% on January 22, 2017. The institutional investor converted principal and interest or otherwise exchanged the Notes for shares of common stock on multiple dates from January 23, 2017 to October 31, 2017, during which period the Company issued a total of 5,594,957 shares of common stock to the institutional investor.

The reporting person has not sold, transferred or otherwise disposed of any shares of the Company at any time.

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Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended and restated as follows:

Transaction Voting and Support Agreement dated August 15, 2017

Concurrently with the execution of that certain Securities Purchase Agreement, dated August 15, 2017, as amended on October 6, 2017 (the “MoviePass SPA”), by and between the Company and MoviePass Inc. (“MoviePass”), the reporting person entered into a transaction voting and support agreement with MoviePass (the “Voting and Support Agreement”), pursuant to which the reporting person has agreed to vote in favor of or consent in writing to the transactions contemplated by the MoviePass SPA.

Under the Voting and Support Agreement, the reporting person also agreed not to transfer, sell, offer to sell, exchange, assign, pledge or otherwise dispose of or encumber any shares of common stock held by the reporting person prior to (i) the closing of the transactions contemplated by the MoviePass SPA; (ii) the termination of the MoviePass SPA in accordance with its terms; (iii) or a voluntary termination of the Voting and Support Agreement by the holder if the terms and conditions described in the MoviePass SPA or in any of the exhibits attached thereto are modified in any manner the result of which requires the Company to seek stockholder approval for such modification.

Voting and Lockup Agreement dated August 16, 2017

As a condition to closing the issuance and sale of the senior secured convertible promissory notes on August 16, 2017 (the “August 2017 Notes”), the reporting person executed a voting and lockup agreement with the Company (the “August 2017 Voting and Lockup Agreement”). Pursuant to the August 2017 Voting and Lockup Agreement, the reporting person agreed to vote in favor of the potential issuance of shares of common stock of the Company pursuant to the August 2017 Notes and a common stock purchase warrant issued to the institutional investor in conjunction with the issuance of the August 2017 Notes. The August 2017 Voting and Lockup Agreement also requires that, for a period beginning on August 16, 2017 and ending on the date when all of the principal outstanding under the August 2017 Notes consists of Restricted Principal, as defined in the August 2017 Notes, the reporting person will not (i) dispose of or agree to dispose of, directly or indirectly, any securities of the Company, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company owned directly by him (including holding as a custodian) or (iii) permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, or limitation on the reporting person’s voting rights, charge or other encumbrance of any nature with respect to the reporting person’s securities in the Company or (iv) engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the reporting person’s securities in the Company or (v) directly or indirectly initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing.

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Voting and Lockup Agreement dated November 7, 2017

As a condition to closing a financing consisting of Series A senior convertible notes (the “Series A November 2017 Notes”) and Series B senior secured convertible notes (the “Series B November 2017 Notes”) on November 7, 2017 (collectively, the “November 2017 Notes”), the reporting person executed a voting and lockup agreement with the Company (the “November 2017 Voting and Lockup Agreement”). Pursuant to the November 2017 Voting and Lockup Agreement, the reporting person agreed to vote in favor of or consent to the potential issuance of shares of common stock of the Company pursuant to the November 2017 Notes at any meeting of stockholders or written consent of stockholders for such purpose. The November 2017 Voting and Lockup Agreement also requires that, for a period beginning on November 7, 2017 and ending on the initial date when all of the principal outstanding under the Series B November 2017 Notes issued to the buyers consists of Restricted Principal, as defined in the Series B November 2017 Notes, the reporting person will not (i) dispose of or agree to dispose of, directly or indirectly, any securities of the Company (except that shares underlying equity awards granted to the reporting person may be sold between April 1 to April 15 of any given year, not to exceed a total of 262,500 shares, in connection with the full or partial payment of applicable taxes or tax withholding obligations arising from the issuance of an award of common stock or options to purchase common stock granted to the reporting person pursuant to an Approved Stock Plan, as defined in the securities purchase agreement entered into in connection with the November 2017 Notes, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company owned directly by the reporting person (including holding as a custodian) or (iii) permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, or limitation on the reporting person’s voting rights, charge or other encumbrance of any nature with respect to the reporting person’s securities in the Company or (iv) engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the reporting person’s securities in the Company or (v) directly or indirectly initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Filing is hereby amended and supplemented as follows:

Exhibit 1	Form of Voting and Support Agreement entered into by the reporting person on August 15, 2017, incorporated by reference to exhibit 10.4 to the Company’s Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on August 15, 2017.

Exhibit 2	Form of Voting and Lockup Agreement entered into by the reporting person on August 16, 2017, incorporated by reference to exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed by the Company with the Securities and Exchange Commission on November 14, 2017.

Exhibit 3	Form of Voting and Lockup Agreement entered into by the reporting person on November 7, 2017, incorporated by reference to exhibit 10.5 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 6, 2017.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2017

/s/ Theodore Farnsworth
Theodore Farnsworth

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